Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

Forward Looking Statements
Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of  the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department, at (804) 788-1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

February 8, 2011

Dear LTI Participant:

We have received many questions from participants in the Long Term Incentive (“LTI”) Program with respect to how Massey’s planned merger with Alpha Natural Resources will impact LTI awards.

Attached is a set of Q&As that we have prepared to help answer your questions with respect to the LTI Program. As reflected in the Q&As, Alpha has agreed to vest currently outstanding equity awards at the time the merger closes (the “Closing”).  In addition, Alpha has agreed that, if you remain employed with the new company (i.e., the combined organization) after the Closing, your outstanding LTI Cash Incentive Awards will be payable at the end of the earn-out period (i.e., at the time that the awards would have otherwise been payable) at the maximum incentive level. In other words, if you remain employed with the new combined organization, you will receive an LTI payment of two times your LTI cash target for each of your outstanding cash awards.

Alpha and Massey believe that the proposed merger will create opportunities and competitive benefits for the employees of both companies.  The vesting of currently outstanding equity awards at the Closing and the LTI cash payout terms that we negotiated with Alpha are designed to help encourage retention both prior to and after the Closing and to help you realize the potential that you can achieve with the new combined organization.

Please take time to review the attached Q&A.  Should you have any questions, please contact Richard Grinnan at 804-788-1812 or me at 804-788-1808.

Sincerely,

John M. Poma
Vice President and
Chief Administrative Officer

Long-Term Incentive Program Questions and Answers1

1.	If the merger with Alpha Natural Resources (“Alpha”) closes, what happens to my restricted stock and restricted units?
All restricted stock and restricted stock units will vest at the closing of the merger (“Closing”).

2.	What will I receive when my restricted stock vests at Closing?
The restricted stock that vests at Closing will be treated in the same manner as other shares of Massey common stock outstanding at Closing.  In other words, you will receive, for each share of restricted stock held by you at Closing, 1.025 shares of Alpha common stock and $10.

3.	What will I receive when my restricted units vest at Closing?
Each restricted unit will be converted to cash, in an amount equal to the value of 1.025 shares of Alpha common stock and $10.  However, the restricted units are intended to assist you in offsetting the withholding taxes that may be applicable with respect to the vesting of your restricted shares and restricted units.  These withholding taxes are due on the date that your restricted shares and restricted units vest, and payments in respect of the restricted units will be applied against the withholding taxes that are owed.

4.	What price will be used to determine the value of Alpha common stock for purposes of determining the cash value of my restricted units that are converted to cash at Closing?
The cash value of your restricted units will be based on the average of the volume weighted average price of Alpha common stock on each of the 5 consecutive trading days ending prior to Closing, weighted by the total volume of trading in Alpha common stock on each of those trading days, to the nearest one-tenth of a cent.  The cash value will not be based on the price that Alpha shares were trading on the date that the deal was signed.  Therefore, the price you receive for your Massey shares could be higher or lower than it was on the date that the deal was signed, depending upon the final 5-day volume weighted average price of Alpha common stock prior to Closing.

5.	How will fractional shares be handled?
Fractional shares of Alpha common stock will be paid to you in cash, in an amount equal to such fractional amount multiplied by the 5-day volume weighted average price of Alpha common stock prior to Closing.  Fractional shares in respect of stock options (which are discussed below) will be rounded down to the next whole share as part of the conversion of such stock options into stock options in respect of Alpha common stock.

1 These “Questions and Answers” are applicable to Long-Term Incentive Program awards that were outstanding on January 27, 2011.  Awards granted after January 27, 2011 will be addressed in a separate Questions and Answers summary.

6.	When will I receive the cash payments due with respect to my restricted unit awards and fractional shares of Alpha common stock?
Cash payments due as a result of the Closing will be issued as soon as practicable after the Closing.

7.	If the merger with Alpha closes, what happens to my stock options?
Your unvested stock options will vest at Closing.  These stock options, along with your unexercised stock options that were already vested, will be converted at Closing into stock options in respect of Alpha common stock.

8.	Will my exercise price remain the same for my stock options?
No, your Massey stock options will be converted to Alpha stock options using a conversion formula that will take into account the relative stock prices of Massey and Alpha common stock over the 5-day trading period immediately prior to Closing.  A new exercise price will be established based on the conversion formula.  However, the formula will also adjust the number of stock options.  The end result is that the economic value of your Alpha stock options right after Closing will be approximately the same as the economic value of your Massey stock options right before Closing.  Here is an example of how this would work:

Assume that, immediately prior to Closing, you hold 1000 Massey stock options with an exercise price of $50.  Assume also that the 5-day volume weighted average Massey stock price immediately prior to Closing is $75.  In this case, the value of your Massey stock options is $25,000 prior to Closing (1000 Massey stock options x ($75 Massey share price - $50 exercise price)).

Assume now that the 5-day volume weighted average Alpha stock price immediately prior to Closing is $63.  This means that the value of one share of Massey stock immediately prior to Closing is equal to the value of approximately 1.191 shares of Alpha stock.  As shown below, you will now receive 1,191 Alpha stock options in place of your 1000 Massey stock options.  However, because you now hold more Alpha stock options, the exercise price of your stock options will be adjusted from $50 to $42 using the same proportion as above so that the net economic value of the stock options immediately after Closing remains approximately $25,000 (1,191 Alpha stock options x ($63 Alpha share price - $42 adjusted exercise price).  The approximate conversion in this hypothetical example would be as follows:

Number of Alpha Stock Options You Hold After Closing	= Your Massey Stock Options multiplied by 1.191 = 1000 x 1.191 = 1,191 Alpha Stock Options
Exercise Price of Your Alpha Stock Options	= Exercise Price of Massey Stock Options divided by 1.191 = $50/1.191 = $42
Value of Your Alpha Stock Options Right After Closing	= Number of Alpha Stock Options multiplied by (5-day Volume Weighted Average Pre-Closing Alpha Stock Price minus the Exercise Price of Alpha Stock Options) = 1,191 x ($63 - $42) = $25,011

Value of Your Massey Stock Options	= Number of Massey Stock Options multiplied by (5-day Volume Weighted Average Pre-Closing Massey Stock Price minus the Exercise Price of Massey Stock Options) = 1000 x ($75 - $50) = $25,000

9.	How long will I have to exercise my stock options once they vest?
Stock options will expire as of the expiration date of the stock options as set forth in the terms of each of your individual stock option award agreements (10 years from the date of grant) as long as you remain actively employed with the new combined company.  If you terminate employment, your stock options will generally expire 90 days following your date of termination.  Please refer to your individual stock option award agreement for the termination provisions of each award.

10.	Will I receive payment of my LTI Cash Incentive Awards?
The performance goals under any LTI Cash Incentive Awards granted prior to January 27, 2011 will be deemed to have been attained at the maximum performance level at Closing.  However, the LTI Cash Incentive Awards service-based vesting requirements will remain in effect, so you must remain employed through the end of the applicable
3-year earn-out period in order to receive payment of the award.  The payments will be made based on the normal payment schedule (i.e., the first quarter following the close of the 3-year earn-out period).  In other words, you will receive your maximum LTI Cash Incentive Award payment when it would otherwise have been payable to you, provided that you remain employed with the new combined company through the end of the 3-year earn-out period.  So, for example, LTI Cash Incentive Award payments will be made as follows:

FY 2009 – FY 2011 Earn Out Period – LTI payment to be made in Q1 2012
FY 2010 – FY 2012 Earn Out Period – LTI payment to be made in Q1 2013
FY 2011 – FY 2013 Earn Out Period – LTI payment to be made in Q1 2014

In each case, it is assumed that you remain employed through the applicable 3-year earn-out period.

11.	If I am terminated during the 24 months following Closing for a reason other than cause, will I receive my outstanding LTI Cash Incentive Award?
Yes, all outstanding LTI Cash Incentive Awards will be payable to you in a lump sum at the maximum award level if your employment is terminated by your employer during the 24 months following Closing for any reason other than cause.

12.	If I voluntarily resign my employment after Closing, will I receive my LTI Cash Incentive Awards?
No, if you voluntarily resign your employment you will not receive any unpaid portion of your outstanding LTI Cash Incentive Awards.